UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

OneSpan Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,168,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,168,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,168,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.34%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		113,172
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

113,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Offshore I SP I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		484,518**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

484,518**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,518**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.19%
14	TYPE OF REPORTING PERSON

CO

* Legion Partners Offshore I SP I is a segregated portfolio company of Legion Partners Offshore Opportunities SPC I.

** Includes 50,000 Shares underlying certain call options which are currently exercisable

4

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,282,151
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,282,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,282,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.62%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,766,669 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,766,669 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,766,669 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.81%
14	TYPE OF REPORTING PERSON

IA

* Includes 50,000 Shares underlying certain call options which are currently exercisable

6

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,766,869*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,766,869*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,766,869*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.81%
14	TYPE OF REPORTING PERSON

OO

* Includes 50,000 Shares underlying certain call options which are currently exercisable

7

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,766,869*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,766,869*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,766,869*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.81%
14	TYPE OF REPORTING PERSON

IN

* Includes 50,000 Shares underlying certain call options which are currently exercisable

8

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,766,869*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,766,869*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,766,869*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.81%
14	TYPE OF REPORTING PERSON

IN

* Includes 50,000 Shares underlying certain call options which are currently exercisable

9

CUSIP No. 68287N100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)                This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Offshore I SP I, a segregated portfolio company of Legion Partners Offshore Opportunities SPC I, a company organized under the laws of the Cayman Islands (“Legion Partners Offshore I”);
(iv)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners GP”), which serves as the general partner of each of Legion Partners I and Legion Partners II;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Offshore I;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of each of Legion Partners Asset Management and Legion Partners GP;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and
(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

10

CUSIP No. 68287N100

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Legion Partners Offshore I. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)                The address of the principal office of each of the Reporting Persons except Legion Partners Offshore I is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025. The principal office of Legion Partners Offshore I is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(c)                The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Offshore I is investing in securities. The principal business of Legion Partners GP is serving as the general partner of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Offshore I. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)                No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Messrs. Kiper and White are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Offshore I and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference.

11

CUSIP No. 68287N100

The aggregate purchase price of the 2,168,979 Shares owned directly by Legion Partners I is approximately $37,472,008, including brokerage commissions. The aggregate purchase price of the 113,172 Shares owned directly by Legion Partners II is approximately $1,988,808, including brokerage commissions. The aggregate purchase price of the 434,518 Shares owned directly by Legion Partners Offshore I is approximately $10,278,267, including brokerage commissions. The aggregate purchase price of the 50,000 Shares underlying certain call options owned directly by Legion Partners Offshore I is approximately $345,268, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,458, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,634,029 Shares outstanding as of November 1, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

A.	Legion Partners I
(a)	As of the close of business on January 27, 2021, Legion Partners I beneficially owned 2,168,979.

Percentage: Approximately 5.34%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,168,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,168,979

(c)	Legion Partners I has not entered into any transactions in the Shares during the past 60 days.
B.	Legion Partners II
(a)	As of the close of business on January 27, 2021, Legion Partners II beneficially owned 113,172 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 113,172
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 113,172

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth on Schedule B and are incorporated herein by reference.
12

CUSIP No. 68287N100

C.	Legion Partners Offshore I
(a)	As of the close of business on January 27, 2021, Legion Partners Offshore I beneficially owned 484,518 Shares, including 50,000 Shares underlying certain call options.

Percentage: Approximately 1.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 484,518
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 484,518

(c)	The transactions in the Shares by Legion Partners Offshore I during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
D.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I and (ii) 113,172 Shares owned by Legion Partners II.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,282,151
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,282,151

(c)	Legion Partners GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Legion Partners II during the past 60 days are set forth on Schedule B and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II, and Legion Partners Offshore I, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I, (ii) 113,172 Shares owned by Legion Partners II, and (iii) 484,518 Shares owned by Legion Partners Offshore I, including 50,000 Shares underlying certain call options.

Percentage: Approximately 6.81%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,766,669
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,766,669

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Legion Partners II and Legion Partners Offshore I during the past 60 days are set forth on Schedule B and are incorporated herein by reference.
13

CUSIP No. 68287N100

F.	Legion Partners Holdings
(a)	As of the close of business on January 27, 2021, Legion Partners Holdings directly owned 200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I, (ii) 113,172 Shares owned by Legion Partners II, and (iii) 484,518 Shares owned by Legion Partners Offshore I, including 50,000 Shares underlying certain call options.

Percentage: Approximately 6.81%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,766,869
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,766,869

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Legion Partners II and Legion Partners Offshore I during the past 60 days are set forth on Schedule B and are incorporated herein by reference
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I (ii) 113,172 Shares owned by Legion Partners II, (iii) 484,518 Shares owned by Legion Partners Offshore I, including 50,000 Shares underlying certain call options, and (iv) 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 6.81%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,766,869
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,766,869

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Legion Partners II and Legion Partners Offshore I during the past 60 days are set forth on Schedule B and are incorporated herein by reference

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

14

CUSIP No. 68287N100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners Offshore I has purchased certain American-style call option referencing an aggregate of 50,000 Shares, which have a strike price of $17.50 and expire on February 19, 2021, as set forth on Schedule B, which is incorporated herein by reference.

On January 27, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated January 27, 2021.

15

CUSIP No. 68287N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Offshore I SP I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

16

CUSIP No. 68287N100

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

17

CUSIP No. 68287N100

SCHEDULE A

Directors and Officers of Legion Partners Offshore I SP I

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Christopher S. Kiper* Director
Anne-Marie Leadbetter Director	Serving as an independent Cayman company director through employment at The Harbour Trust Co. Ltd.	Windward 1, Regatta Office Park, Grand Cayman, Cayman Islands KY1-1103	Canada
Scott Craven Jones Director	Serving as Investment Professional at the Carne Global Financial Services (US) LLC and Park Agency, Inc.	P.O. Box 151, Kenilworth, IL 60043	United States of America

________________________

* Mr. Kiper is a Reporting Person and, as such, all information regarding Mr. Kiper is set forth in the Schedule 13D

CUSIP No. 68287N100

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Legion Partners, L.P. II

Purchase of Common Stock	2,075	20.8490	01/04/2021
Purchase of Common Stock	635	22.9826	01/06/2021
Purchase of Common Stock	1,715	23.2284	01/06/2021
Purchase of Common Stock	232	23.0361	01/07/2021
Purchase of Common Stock	343	23.4418	01/08/2021
Purchase of Common Stock	260	22.9989	01/11/2021

LEGION PARTNERS OFFSHORE I SP I

Purchase of Common Stock	58,425	20.8490	01/04/2021
Purchase of Common Stock	17,885	22.9826	01/06/2021
Purchase of Common Stock	48,285	23.2284	01/06/2021
Purchase of Common Stock	6,545	23.0361	01/07/2021
Purchase of Common Stock	9,661	23.4418	01/08/2021
Purchase of Common Stock	7,322	22.9989	01/11/2021
Purchase of Common Stock	27,600	23.9303	01/19/2021
Purchase of Common Stock	72,400	24.4958	01/20/2021
Purchase of February 2020 Call Options ($17.50 Strike Price) *	50,000	6.8950	01/20/2021
Purchase of Common Stock	45,000	24.3644	01/21/2021
Purchase of Common Stock	29,000	24.2715	01/22/2021
Purchase of Common Stock	80,000	24.4415	01/25/2021
Purchase of Common Stock	32,395	24.1013	01/26/2021

_______________________

* Represents Shares underlying American-style call options with an expiration date of February 19, 2021.